

Mail Stop 3720

May 4, 2006

Mr. Wallace Macmillan
Chief Financial Officer
Central European Media Enterprises Ltd.
Clarendon House, Church Street, Hamilton
HM CX Bermuda

   **Re:**  **Central European Media Enterprises Ltd.**
       **Form 10-K for Fiscal Year Ended December 31, 2005**
       **Filed March 2, 2006**
       **File No. 0-24796**

Dear Mr. Macmillan:

   We have reviewed your supplemental response letter dated April 3, 2006 as well as your filing and have the following comments.  As noted in our comment letter dated March 20, 2006, we have limited our review to only the issues addressed in our comments.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

1.  We note your response to comment 1 and your explanation that spot revenue and non-spot revenue equals Segment Net Revenue.  However the Segment Net Revenue disclosed in the Segment footnote on page 115 does not show the components of Segment Net Revenue, spot and non-spot revenue.  In future filings please quantify spot and non-spot revenue and reconcile them to GAAP revenue.

2.  We also note on page 47 that you have another measure called "net spot revenue" which excludes rebates.  In future filings please quantify the components of this measure and reconcile this measure to GAAP revenue either in your MD&A or your Segment footnote.

3.  We note your response to comment 3.  However given that goodwill and broadcast licenses alone are 83% of your total assets, disclosing the assumptions

used and their sensitivity to change is essential to understanding your critical accounting estimates.  As a result, we are re-issuing our previous comment #3.

Organization of Business, page 68

4.      We note your response to comment 5 and your statement that you do not trade with Consolidated STS nor does Consolidated STS provide any other services that are conducted on your behalf.  However, it appears that you are in the same line of business as Consolidated STS, you participated significantly in the design of Consolidated STS, STS provided you a loan in 2002 and 2003 of approximately $7.1 million which you repaid in December 2005 (pages 106 and 125), you have received contractual management fees from STS since 1998, and you evaluate your business as if STS and Markiza were consolidated (page 114). Tell us why you do not believe that substantially all of the Consolidated STS activities either involve or are conducted on behalf of you.  In addition tell us the business reasons for your acquisition in January 23, 2006 of the controlling interest in Markiza.  Tell us why you did not purchase this interest earlier.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response.  You may contact Inessa Berenbaum, Senior Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director